UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

AllianceBernstein Holding L.P.
(Name of Subject Company)

AllianceBernstein Holding L.P.
(Name of Person Filing Statement)

Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests
(Title of Class of Securities)
01881G106
(CUSIP Number of Class of Securities)
Mark Manley
General Counsel and Corporate Secretary
AllianceBernstein Holding L.P.
501 Commerce Street
Nashville, Tennessee 37203
(615) 622-0000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Nicholas G. Demmo
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street New York, NY 10019
(212) 403-1000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Name and Address.
The name of the subject company is AllianceBernstein Holding L.P., a Delaware limited partnership (the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 501 Commerce Street, Nashville, Tennessee 37203. The telephone number of the Company’s principal executive office is (615) 622-0000.
Securities.
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”), relates is the units representing assignments of beneficial ownership of limited partnership interests of the Company (the “Units”). As of the close of business on March 14, 2025, there were 110,455,346 Units issued and outstanding.
Item 2. Identity and Background of Filing Person.
Name and Address.
The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”
Tender Offer.
This Schedule 14D-9 relates to the cash tender offer by Equitable Holdings, Inc., a Delaware corporation (“Equitable”), to purchase up to 46,000,000 Units at a price of $38.50 per Unit (“Purchase Price”), net to the seller in cash, for an aggregate Purchase Price of up to approximately $1.8 billion, less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Equitable with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov on February 24, 2025. Equitable’s principal executive offices are located at 1345 Avenue of the Americas, New York, New York 10105. The Company has filed this Schedule 14D-9 with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Equitable or its executive officers, directors or affiliates, on the other hand.
Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
AllianceBernstein Corporation, a Delaware corporation (“ABC”), is an indirect wholly-owned subsidiary of Equitable. ABC is the general partner of the Company and AllianceBernstein L.P., a Delaware limited partnership and the operating partnership of the Company (“AB”). ABC owns 100,000 general partnership units in the Company and a 1.0% general partnership interest in AB. ABC has the authority to manage and control the Company and AB. The Company does not engage in any business other than owning limited partnership interests in AB and engaging in related activities.

Taking into account Equitable’s indirect general partnership interests in the Company and in AB, together with Equitable’s units of limited partnership interests in AB, as of February 24, 2025, Equitable owned, directly and indirectly through its subsidiaries, an approximately 61.9% interest in AB. As of March 14, 2025, there were 110,455,346 Units issued and outstanding. Assuming the maximum number of 46,000,000 Units are properly tendered and are purchased by Equitable in the Offer, upon completion of the Offer, Equitable will beneficially own approximately 41.6% of the outstanding Units and will have an approximate 77.5% economic interest in AB.
The Partnership Agreements and Boards of Directors
Pursuant to each of the Amended and Restated Agreement of Limited Partnership, dated as of October 29, 1999, as amended by Amendment No. 1 to Amended and Restated Agreement of Limited Partnership, dated as of February 24, 2006, of the Company (the “AB Holding Partnership Agreement”) and Amended and Restated Agreement of Limited Partnership of AB, dated as of October 29, 1999, as amended by Amendment No. 1 to Amended and Restated Agreement of Limited Partnership, dated as of February 24, 2006 (the “AB Partnership Agreement” and, together with the AB Holding Partnership Agreement, the “Partnership Agreements”), as applicable, ABC, which is Equitable’s wholly-owned subsidiary, is the general partner and manages and controls the activities of the Company and AB. ABC owns 100,000 general partnership units in the Company and a 1.0% general partnership interest in AB. ABC, in its role as the general partner of the Company and AB, has the exclusive authority to make all decisions relating to the management of the Company and AB except as otherwise expressly reserved to the holders of Units in the AB Holding Partnership Agreement and AB Partnership Agreement, respectively.
The board of directors of ABC acts as the board of directors for both the Company and AB, and all references in this document to the directors of the Company are references to the members of the board of directors of ABC. Neither holders of units of limited partnership interests in AB nor Unit holders of the Company have rights to manage or control AB or the Company, respectively, or to elect directors of ABC. Certain of Equitable’s and its affiliates’ directors and executive officers serve on the ABC board of directors, including Seth Bernstein, Jeffrey Hurd, Daniel Kaye, Joan-Lamm Tennant, Nick Lane, Mark Pearson and Charles Stonehill.
ABC does not receive any compensation from the Company or AB for services rendered to them as general partner. ABC is entitled to receive distributions in respect of its general partnership interests in the Company and AB on the same basis as those distributions received by holders of each Unit and each unit of limited partnership interests of AB, respectively. In addition, each Partnership Agreement grants broad rights of indemnification to ABC and its directors, officers and affiliates.

ABC is entitled to reimbursement by AB for any expenses it incurs in carrying out its activities as general partner of the Company and AB, including compensation paid by ABC to its directors and officers (to the extent such persons are not compensated directly by AB). In addition, each Partnership Agreement grants broad rights of indemnification to ABC and its directors, officers and affiliates.

The Partnership Agreements expressly permit Equitable and its affiliates to provide services to the Company and AB if the terms of the transaction are approved by ABC in good faith as being comparable to (or more favorable to each such partnership than) those that would prevail in a transaction with an unaffiliated party. This requirement is conclusively presumed to be satisfied as to any transaction or arrangement that (i) in the reasonable and good faith judgment of ABC, meets that unaffiliated party standard, or (ii) has been approved by a majority of those directors of ABC who are not also directors, officers or employees of an affiliate of ABC. Pursuant to such procedures, ABC approved the arrangements described below under “- Investment Management, Advisory and Other Services provided to Equitable by AB and its Subsidiaries” and “- Services Equitable Provides to the Company and AB and its Subsidiaries.” Since the Company is not an operating company, it does not provide any services to Equitable or its subsidiaries.

Investment Management, Advisory and Other Services provided to Equitable by AB and its Subsidiaries
AB and certain of its subsidiaries provide a range of services to Equitable and its subsidiaries. Below is a description of the significant transactions between Equitable or its subsidiaries and AB or its subsidiaries during the prior two years:

•AB provides investment management services and ancillary accounting, valuation, reporting, treasury and other services to the general and separate accounts of Equitable Financial and its insurance company subsidiaries. Compensation for such services received or accrued for by AB were $146 million and $134 million for the years ended December 31, 2024 and 2023, respectively.
•AB serves as sub-adviser to certain of Equitable’s sponsored open-end mutual funds, each of which is sponsored by a subsidiary of Equitable. Compensation for such services received or accrued for by AB were $24 million and $21 million for the years ended December 31, 2024 and 2023, respectively.
•AB provides investment management services to Equitable. Compensation for such services received or accrued for by AB was $11 million in each of the years ended December 31, 2024 and 2023.
Services Equitable Provides to the Company and AB and its Subsidiaries
Equitable and certain of its subsidiaries regularly provide a range of services to AB and its subsidiaries. These services include distribution of certain AB retail products, provision of private wealth management referrals, sales of shares of AB mutual funds under distribution service and educational support agreements. In addition, the Company and AB and its subsidiaries are insured under various insurance policies purchased by Equitable for the benefit of its various businesses. Aggregate compensation for such services received or accrued for by Equitable and its subsidiaries was $35 million and $47 million for the years ended December 31, 2024 and 2023, respectively.

Investments in AB and its Subsidiaries
In mid-2021, Equitable’s subsidiary, Equitable Financial Life Insurance Company, agreed to provide an initial $10 billion in permanent capital to build out AB’s private illiquid offerings, including private alternatives and private placements. Deployment of the initial $10 billion in permanent capital is now complete. In addition, during the second quarter of 2023, Equitable’s insurance subsidiaries committed to provide an additional $10 billion in permanent capital, deployment of which is approximately 20% complete. “Permanent capital” means investment capital of indefinite duration, for which commitments may be withdrawn under certain conditions. Such conditions primarily include potential regulatory restrictions, lacking sufficient liquidity to fund the capital commitments to AB and AB's inability to identify attractive investment opportunities which align with the investment strategy.

In addition, Equitable regularly invests in AB’s seed program by providing capital to fund and develop new asset class offerings that AB markets to its clients.

Equitable Facility
AB has a $900 million committed, unsecured senior credit facility (“Equitable Facility”) with Equitable. The Equitable Facility was amended and restated as of August 30, 2024, extending the maturity date to August 31, 2029. The Equitable Facility is available for AB’s general business purposes. Borrowings by AB under the Equitable Facility generally bear interest at a rate per annum based on prevailing overnight commercial paper rates.

The Equitable Facility contains affirmative, negative and financial covenants which are substantially similar to those in AB’s committed bank facilities. The Equitable Facility also includes customary events of default substantially similar to those in AB’s committed bank facilities, including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or the lender’s commitment may be terminated.

Amounts under the Equitable Facility may be borrowed, repaid and re-borrowed by AB from time to time until the maturity of the facility. Equitable or AB may reduce or terminate the commitment at any time without penalty upon proper notice. Equitable may also terminate the facility immediately upon a change of control of ABC. As of December 31, 2024 and 2023, AB had $710 million and $900 million outstanding under the Equitable Facility with interest rates of approximately 4.3% and 5.3%, respectively. Average daily borrowing on the Equitable Facility during 2024 and 2023 were approximately $494 million and $743 million, with weighted average interest rates of approximately 5.2% and 4.9%, respectively.

Equitable Uncommitted Facility
AB has a $300.0 million uncommitted, unsecured senior credit facility (“Equitable Uncommitted Facility”) with Equitable. The Equitable Uncommitted Facility was amended and restated as of August 30, 2024, extending the maturity date to August 31, 2029. The Equitable Uncommitted Facility is available for AB’s general business purposes. Borrowings under the Equitable Uncommitted Facility generally bear interest at a rate per annum based on prevailing overnight commercial paper rates. The Equitable Uncommitted Facility contains affirmative, negative and financial covenants, which are substantially similar to those in the Equitable Facility. As of December 31, 2024 and 2023, AB had no amounts outstanding under the Equitable Uncommitted Facility. AB did not draw on the Equitable Uncommitted Facility during 2024. Average daily borrowings during 2023 were $3.6 million with a weighted average interest rate of approximately 4.6%.

Awards of Equitable Securities
Equitable granted equity awards for Equitable common stock, including restricted stock unit awards and performance share awards, to certain of AB’s executives for their membership on and service to Equitable’s Management Committee. These individuals may receive additional equity or cash compensation from Equitable in the future related to such service. In February 2025, Equitable granted such awards with a grant date fair value of $1,000,000 and $100,000 to Seth Bernstein and Onur Erzan, respectively. In 2024, Equitable granted such awards with an aggregate grant date fair value of $1,000,046 and $100,026 to Seth Bernstein and Onur Erzan, respectively.
Transactions in the Company’s Securities
On December 19, 2024, Equitable entered into an agreement providing for, and consummated, the sale by AB of 4,215,140 units of limited partnership interests in AB to Equitable for a cash purchase price per unit of $35.59 (“Agreement for Purchase and Sale of Units”) for an aggregate price of approximately $150 million. Also, on December 19, 2024, AB entered into a Master Exchange Agreement (“Exchange Agreement”) providing for the issuance by AB of up to 10,000,000 units of limited partnership interests in AB to Equitable and any of Equitable’s wholly-owned subsidiaries in exchange for an equal number of Units owned by Equitable and its subsidiaries. Such exchanges will occur from time to time over the next two years at such times and in such amounts as mutually agreed by Equitable and AB. Each Unit so exchanged will be retired following such exchange. At the time the Exchange Agreement was entered into, Equitable and its subsidiaries exchanged a total of 5,211,194 Units.
Item 4. The Solicitation or Recommendation.
Recommendation of the Company’s Independent Board Committee.
A committee of the ABC board of directors consisting of directors who are not directors of Equitable or employees of Equitable, the Company or AB, acting on behalf of ABC in its capacity as the general partner of the Company, has determined that the Company, as the subject company, will remain neutral and will not make any recommendation as to whether Unit owners should tender or refrain from tendering Units (including how many Units to tender) in the Offer. The committee made this determination in view of the fact that: the Purchase Price is at a premium to the public trading price immediately preceding both the filing of this document and the Offer but is below the Company’s 52-week high trading price; the Company will remain a public reporting company following the Offering; there will be no change of control of the management or of the general partner as a result of the Offering; and different Unit holders have different financial circumstances and expectations, including as to liquidity, diversity, tax position, investment time horizons and expectations regarding the Company, the economy and financial markets. The Company urges each Unit holder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Purchase Price in light of the Unit holder’s own investment objectives, the Unit holder’s views as to the Company’s prospects and outlook and any other factors that the Unit holder deems relevant to its investment.
Intent to Tender.
After making a reasonable inquiry, the Company hereby discloses that no directors of the Company intend to tender. Three executive officers of the Company intend to tender a limited portion of their current holdings of Units.
Item 5. Persons/Assets Retained, Employed, Compensated or Used.
Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Unit holders with respect to the Offer.
Item 6. Interest in Securities of the Subject Company.
Except for tenders in respect of the Offer or as otherwise disclosed in this Schedule 14D-9, no transactions in the Units have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, by any of the directors, executive officers or affiliates of the Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company. There are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the first sentence of this paragraph.
Item 8. Additional Information.
None. Item 9. Exhibits.

Exhibit Number	Description
(e)(i)
Amendment No.1 dated February 24, 2006 to Amended and Restated Agreement of Limited Partnership of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q for the fiscal quarter ended September 30, 2006, filed on November 8, 2006).

(e)(ii)
Amended and Restated Agreement of Limited Partnership dated October 29, 1999 of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 10-K for the fiscal year ended December 31, 2003, filed on March 10, 2004).

(e)(iii)
Amendment No. 1 dated February 24, 2006 to Amended and Restated Agreement of Limited Partnership of AB (incorporated by reference to Exhibit 3.2 to the Company’s Form 10-Q for the fiscal quarter ended September 30, 2006, filed on November 8, 2006).

(e)(iv)
Amended and Restated Agreement of Limited Partnership dated October  29, 1999 of AB (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-K for the fiscal year ended December 31, 2003, filed on March 10, 2004.)

(e)(v)	Master Exchange Agreement dated December 19, 2024, between Equitable and AB (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed on December 19, 2024).
(e)(vi)	Agreement for the Purchase and Sale of Units dated December 19, 2024, between Equitable and AB (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed on December 19, 2024).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                AllianceBernstein Holding L.P.

                                By: /s/ Mark Manley
                                Name:    Mark Manley
                                Title:    General Counsel
                                    and Corporate Secretary
                                Dated:    March 17, 2025